UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Aeva Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00835Q103

(CUSIP Number)

Peter Chess

c/o Aeva Technologies, Inc.

555 Ellis Street,

Mountain View, CA 94043

(650) 481-7070

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00835Q103	13D	Page 1 of 6 pages

1	Names of Reporting Persons Mina Rezk
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 49,753,401
	8	Shared Voting Power 0
	9	Sole Dispositive Power 49,753,401
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 49,753,401
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.5%
14	Type of Reporting Person IN

CUSIP No. 00835Q103	13D	Page 2 of 6 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Aeva Technologies, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 555 Ellis Street, Mountain View, California 94043. Prior to the Business Combination (as defined below), the Issuer was known as InterPrivate Acquisition Corp. (“InterPrivate”).

Item 2.	Identity and Background.

The Schedule 13D is being filed by Mina Rezk, a citizen of the United States (the “Reporting Person”). The business address of the Reporting Person is c/o Aeva Technologies, Inc., 555 Ellis Street, Mountain View, California 94043. The Reporting Person’s present principal occupation is President, Chief Technology Officer and Chairman of the Issuer.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Person. Pursuant to the Merger Agreement, upon consummation of the Business Combination (as defined below), the Reporting Person received 45,133,344 shares of Common Stock and the right to receive up to 6,867,766 shares of Common Stock upon the exercise of stock options held by the Reporting Person.

Item 4.	Purpose of Transaction.

Business Combination

On March 12, 2021, pursuant to a business combination agreement (the “Business Combination Agreement”), dated as of November 2, 2020, by and among InterPrivate, WLLY Merger Sub Corp., Inc., a Delaware corporation and wholly owned subsidiary of InterPrivate (“Merger Sub”), and Aeva, Merger Sub merged with and into Aeva with Aeva being the surviving company in the merger (the “Merger” and, together with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). As a result of the Merger, the Issuer directly owns 100% of the outstanding common stock of Aeva as the surviving company in the Merger and each share of common stock of Aeva outstanding immediately prior to the closing of the Business Combination was cancelled and extinguished and collectively converted into the right to receive shares of Common Stock on a one-to-9.07659 basis in accordance with the Business Combination Agreement. As a result of the Business Combination, the Reporting Person received 45,133,344 shares of Common Stock and the right to receive up to 6,867,766 shares of Common Stock upon the exercise of stock options held by the Reporting Person.

CUSIP No. 00835Q103	13D	Page 3 of 6 pages

Registration Rights and Lock-up Agreement

In connection with the closing of the Business Combination, the Issuer and certain stockholders of InterPrivate and Aeva entered into a registration rights and lock-up agreement (the “Registration Rights and Lock-up Agreement”). Subject to the terms and conditions of the Registration Rights and Lock-up Agreement, the Reporting Person is entitled to demand registration rights and piggyback registration rights.

In addition, the Reporting Person agreed that he will not, during the period beginning at the effective time of the Business Combination and continuing to and including the date that is one hundred eighty (180) days after the closing of the Business Combination, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, or any interest in any of the foregoing, subject to certain exceptions.

Stockholders Agreement

In connection with the closing of the Business Combination, InterPrivate Acquisition Management LLC (“Sponsor”), Lux Co-Investment Opportunities, L.P. and Lux Ventures IV, L.P. (together, “Lux”), Canaan XI L.P. (“Canaan”), Soroush Salehian Dardashti and the Reporting Person (together with Mr. Dardashti, the “Aeva Founders”) entered into a stockholders agreement (the “Stockholders Agreement”) with the Issuer. Pursuant to the Stockholders Agreement, the Issuer’s initial board of directors (the “Board”) will consist of (i) each of the Aeva Founders, (ii) a Lux designee, (iii) a Canaan designee and (iv) a Sponsor designee. Upon the closing of the Business Combination, the Aeva Founders will have the right to designate two additional directors to the Board. Subject to the rules of the NYSE, from and after the closing of the Business Combination, each Aeva Founder shall be entitled to nominate himself to continue to serve on the Issuer’s Board until such time as he holds less than 5% of the outstanding Common Stock (or his earlier death or incapacity), and the Issuer will include such nominees in its proxy materials for each applicable meeting of stockholders and, subject to applicable law and the exercise of fiduciary duties, recommend to its stockholders that each such nominee be elected at such meeting.

The foregoing descriptions of the Registration Rights and Lock-up Agreement and the Stockholders Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached as exhibits to this Schedule 13D and incorporated herein by reference.

General

The Reporting Person acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intends to review its investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made

CUSIP N . 00835Q103	13D	Page 4 of 6 pages

at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person, subject to certain provisions of the law, may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

•	Amount beneficially owned: 49,753,401

•	Percent of Class: 23.5%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 49,753,401

•	Shared power to vote: 0

•	Sole power to dispose or direct the disposition of: 49,753,401

•	Shared power to dispose or direct the disposition of: 0

The above share amount includes (i) 45,133,344 shares of Common Stock held of record by the Reporting Person and (ii) 4,620,057 shares of Common Stock that may be acquired upon exercise of stock option awards within 60 days of March 12, 2021.

The above percentage is based on 211,042,834 shares of Common Stock outstanding following completion of the Business Combination.

CUSIP No. 00835Q103	13D	Page 5 of 6 pages

(c) Except as described in Item 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Common Stock.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Registration Rights and Lock-up Agreement and the Stockholders Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Registration Rights and Lock-up Agreement, dated as of March 12, 2021, by and among Aeva Technologies, Inc. and certain of its equityholders named therein and certain equityholders of Aeva, Inc. named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 18, 2021).

2	Stockholders Agreement, dated as of March 12, 2021, by and among Aeva Technologies, Inc. and certain of its stockholders named therein (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 18, 2021).

CUSIP No. 00835Q103	13D	Page 6 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2021

By:	/s/ Mina Rezk
Name:	Mina Rezk